Exhibit 99.1

News release via Canada NewsWire, Toronto 416-863-9350

            Attention Business Editors:
            Kingsway announces acquisition of KLROC Units

            TORONTO, April 19 /CNW/ - Kingsway Financial Services Inc. (NYSE, TSX:
KFS) (the "Company") announced today that it has previously acquired beneficial ownership of an aggregate of 121,000 preferred, retractable, redeemable, cumulative units (the "Units") of Kingsway Linked Return of
Capital Trust ("KLROC") at an average price of Cdn.$10.45 per Unit in cash, representing approximately 3.9% of the outstanding Units through a series of purchases on the Toronto Stock Exchange.
            As a result of these acquisitions, the Company beneficially owns and controls 833,715 Units, representing approximately 26.72% of the issued and outstanding Units.

            About the Company

            Kingsway Financial Services Inc. ("Kingsway" or the "Company") focuses on non-standard automobile insurance in the United States of America. Kingsway's primary businesses are the insuring of automobile risks for drivers who do not meet the criteria for coverage by standard automobile insurers. The common shares of Kingsway Financial Services Inc. are listed on the Toronto Stock
Exchange and the New York Stock Exchange, under the trading symbol "KFS".

            %CIK: 0001072627

            /For further information: and to obtain a copy of the report filed with respect to the acquisitions, please contact Dan Brazier, Chief Financial
Officer of the Company at (905) 696-1259/
            (KFS KFS.)

CO:  Kingsway Financial Services Inc.

CNW 16:54e 20-APR-10